Press Release

AHOLD PUBLISHES

o Annual Report 2005

o Annual Review 2005

o AGM Agenda 2006

     Amsterdam, the Netherlands, April 13, 2006 - Ahold today published its Annual Report 2005. For the first time, Ahold has also published an Annual Review. The Annual Review 2005 is a full-color document made up of business highlights and consolidated summary financial statements from the Annual Report 2005.

     The Annual Review and the Annual Report are available via Ahold's website (www.ahold.com) or can be ordered by contacting Ahold directly. The Annual Review is available in both Dutch and English, and the Annual Report in English only.

     Ahold intends to file its Annual Report on Form 20-F with the United States Securities and Exchange Commission during the course of the U.S. business day today.

     AGM AGENDA
     Ahold also published the agenda for its Annual General Meeting of Shareholders (AGM) today. The agenda is available via Ahold's website or by contacting Ahold directly. The meeting will be held on May 18, 2006 at Muziekgebouw aan `t IJ, Piet Heinkade 1, in Amsterdam, the Netherlands, and will start at 10:00 am CET.

     Items on the AGM agenda include the proposed appointments of John Rishton, Ahold's acting Chief Financial Officer, as a member of the Corporate Executive Board, and Judith Sprieser as a member of the Supervisory Board.

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     Ahold Press Office: +31 (0)20 509 5343

     DISCLAIMER
     Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected timing for the filing of the 2005 Annual Report on Form 20-F, the expected time, date and place of the Annual General Meeting of Shareholders
     (AGM), the proposed appointment of a new member to the Corporate Executive Board and the proposed appointment of a new member to the Supervisory Board. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in filing the 2005 Annual Report on Form 20-F, unanticipated events preventing the holding of the AGM as scheduled, unexpected actions of the shareholders such that the proposed new member of the Corporate Executive Board or the proposed new member of the Supervisory Board is not appointed and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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